KIRKLAND LAKE GOLD REPORTS SOLID PRODUCTION IN FIRST QUARTER 2021

Toronto, Ontario - April 9, 2021 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) today announced production results for the first quarter of 2021 ("Q1 2021") of 302,847 ounces, which exceeded guidance for the quarter of 270,000 - 290,000 ounces. The strong results versus guidance largely resulted from higher than expected production at both Fosterville Mine ("Fosterville") and Detour Lake Mine ("Detour Lake") in March, with Fosterville benefiting from significant grade outperformance and Detour Lake achieving higher than planned grades and tonnes processed.  Also during Q1 2021, the Macassa #4 Shaft project remained ahead of schedule with shaft sinking reaching the 5,000-foot level as at March 31, 2021 and the project remaining on track for completion in late 2022. All dollar amounts are expressed in U.S. dollars, unless otherwise stated.

In a press release dated December 10, 2020, the Company indicated that production in 2021 would be weighted to the second half of the year largely reflecting mine sequencing, with lower grades expected at all three cornerstone assets early in the year, particularly in the first quarter. At that time, production guidance was provided, including 600,000 - 650,000 ounces for the first half of the year and 700,000 - 750,000 ounces for the final six months of 2021. The Company also indicated that all-in sustaining costs per ounce sold ("AISC/ounce")1 were expected to average over $900 in the first six months of 2021, and be highest in Q1 2021, improving to approximately $700 during the second half of the year. In a press release dated February 25, 2021, the Company reiterated this guidance and provided additional information on expected production in the first half of 2021, indicating that production was expected to total 270,000 - 290,000 ounces in Q1 2021 and 330,000 - 360,000 ounces in the second quarter of the year ("Q2 2021").

Highlights of Q1 2021 Production Results

  Production of 302,847 ounces compared to 330,864 ounces in Q1 2020 and 369,434 ounces the previous quarter
  Gold poured of 303,149 ounces versus 326,933 ounces in Q1 2020 and 373,284 ounces in Q4 2020
  Gold sales totaling 308,029 ounces at an average realized price of $1,788 per ounce compared to gold sales of 344,586 ounces ($1,586 per ounce) in Q1 2020 and 371,009 ounces ($1,875 per ounce) in Q4 2020
  Detour Lake Mine ("Detour Lake"): Production totalled 146,731 ounces, above target levels and compared to 91,555 ounces in Q1 2020 for the two months after Detour Lake was acquired on January 31, 2020 (138,051 ounces for the full quarter) and 153,143 ounces in Q4 2020; Record first-quarter mill throughput of 5,701,704 tonnes was achieved in Q1 2021, with record daily throughput of 80,339 tonnes  reported on March 24, 2021
  Fosterville: Production totalled 108,679 ounces compared to 159,864 ounces in Q1 2020 and 164,008 the previous quarter; Production in Q1 2021 exceeded target levels due mainly to grade outperformance in March
  Macassa Mine ("Macassa"): Production totalled 47,437 ounces versus 50,861 ounces for the same period in 2020 and 52,283 ounces in Q4 2020.

Other Highlights of Q1 2021

  Published 2021 Sustainability Report during Q1 2021, the first time the Company's annual sustainability report has been published during the first quarter; The report includes increased disclosures on ESG topics and provides further inclusion of Sustainable Accounting Standards Board ("SASB") disclosures and metrics for Metals and Mining (to view report: https://s23.q4cdn.com/685814098/files/doc_downloads/sustainability/2021/KLGold_2021-GSR.pdf)
  Continued exploration success at Detour Lake, including intersections in the Central Saddle Zone containing exceptional grades and widths that confirm the continuity of the mineralized corridor (800 metres along strike and 800 metres to depth) between the Main and West pits, as well as intersections to the west of the West Pit location that extend mineralization 300 metres west of current Mineral Reserves
  New NI 43-101 report, including 2021 life-of-plan ("2021 LOMP"), filed for Detour Lake
    Production of 680,000 - 720,000 ounces from 2021 - 2024, growing to 800,000 ounces in 2025 and reaching over 900,000 ounces in 2032
    Low unit costs - average operating cash costs of $524/ounce and AISC/ounce of $775 from 2021 - 20251
    Large Mineral Reserve providing 22-year production life
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  Additional value upside with no new drilling reflected in 2021 LOMP; Considerable exploration success achieved to date to be included in new technical report and life-of-mine plan scheduled for 2022.
  Mineral Reserve estimates released with total Mineral Reserves at operating assets totalling 20,118,000 ounces as at December 31, 2020, after depletion of 1,451,000 ounces, a 3% increase from the previous year
  Macassa #4 Shaft over a month ahead of schedule reaching a depth of 5,000 feet as at March 31, 2021
  Continued strong financial position with cash at March 31, 2021 totalling $792 million with no debt; Change in cash from $847.6 million at December 31, 2020 reflects weighting of gold production in 2021 to second half of the year and timing of capital expenditures.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: "We are pleased with our production results in Q1 2021, which exceeded target levels largely driven by stronger than expected results at Fosterville and Detour Lake. Q1 2021 is expected to be the lowest production quarter of the year with all three of our cornerstone assets being in low-grade cycles during this period. As we emerge from Q1, we are on track to achieve our full-year 2021 production guidance and are poised to have three strong quarters over the balance of the year, with previously-disclosed guidance of 330,000 - 360,000 ounces in Q2 2021 and 700,000 - 750,000 ounces expected during the second half of 2021. We also previously disclosed guidance on AISC/ounce1 during 2021, with AISC/ounce1 expected to average over $900 in the first half of the year (approximately $1,000 in Q1 and $900 in Q2) improving to approximately $700 in the final six months of the year. At the same time that our operating and financial results are set to get stronger starting in Q2 2021, we will be continuing our extensive exploration programs at all three cornerstone assets, with encouraging drilling results recently being released for Detour Lake. These results provided additional evidence that a much larger deposit exists than is currently included in Mineral Reserves. While the new 2021 LOMP is an important milestone, we are confident that the outlook for Detour Lake will get meaningfully better when we incorporate the significant drilling success being achieved in a new mine plan to be released next year."

1) See "Non-IFRS Measures" beginning on page 41 of the Company's MD&A for the three and twelve months ended December 31, 2020.

Q1 2021 Production

Q1 2021 Production Results	Q1 2021	Q1 2020	Q4 2020
Fosterville
Ore Milled (tonnes)	174,206	118,701	183,635
Grade (g/t Au)	19.8	42.4	28.1
Recovery (%)	98.2	98.8	98.9
Gold Production (ozs)	108,679	159,864	164,008
Macassa
Ore Milled (tonnes)	76,231	82,256	74,353
Grade (g/t Au)	19.8	19.7	22.4
Recovery (%)	97.9	97.7	97.7
Gold Production (ozs)	47,437	50,861	52,283
Detour Lake[1]
Ore Milled (tonnes)	5,701,704	3,708,022	5,829,230
Grade (g/t Au)	0.87	0.84	0.89
Recovery (%)	92.2	90.9	91.8
Gold Production (ozs)	146,731	91,555	153,143
Holt Complex[2]
Ore Milled (tonnes)	-	209,126	-
Grade (g/t Au)	-	4.6	-
Recovery (%)	-	93.4	-
Gold Production (ozs)	-	28,584	-
Total Consolidated Production (ozs)[3]	302,847	330,864	369,434
Total Consolidated Gold Sales (ozs)	308,029	344,586	371,009

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1) The Detour Lake Mine was acquired on January 31, 2020. Q1 2020 production represents output from that date to March 31, 2020.

2) The Holloway Mine, a component of Holt Complex, was placed on care and maintenance in March 2020 with no plans for a resumption of operations. The remainder of the Holt Complex was placed on temporary suspension effective April 2, 2020 as part of the Company's COVID-19 response. In July 2020, the Company announced that operations at the Holt Complex would remain suspended until further notice.

3) Production numbers may not add to totals due to rounding.

Performance Against Full-Year 2021 Production Guidance (as at February 25, 2021)

	Macassa	Detour Lake	Fosterville	Consolidated
2021 Guidance (,000 ozs)	220 - 255	680 - 720	400 - 425	1,300 - 1,400
Q1 2021 Production (ozs)	47,437	146,731	108,679	302,847

Q1 2021 production totalled 302,847 ounces compared to production of 330,864 ounces in Q1 2020 and 369,434 ounces the previous quarter. Production for the quarter compared to previously-released guidance of 270,000 - 290,000 ounces, with higher than expected production mainly reflecting results in March, when Fosterville benefited from grade outperformance in planned mining areas and Detour Lake achieved both better than planned expected grades and tonnes processed. On a consolidated basis, the change from both prior periods was largely due to mine sequencing, with all three of the Company's operating mines having lower planned grades in Q1 2021 compared to Q1 2020 and Q4 2020. In the case of Fosterville, the change in average grade also reflected the transition to a lower-grade, higher-tonnage production profile reflecting efforts by the Company to extend the production life of the Swan Zone by increasing production in other, lower-grade, areas of the mine.

Review of Operations

Fosterville

The Fosterville Mine produced 108,679 ounces in Q1 2021 based on processing 174,206 tonnes at an average grade of 19.8 g/t and average mill recoveries of 98.2%. Q1 2021 production compared to production of 159,864 ounces in Q1 2020, when the mine processed 118,701 tonnes at an average grade of 42.4 g/t and average recoveries of 98.8%. Q1 2021 production compared to production of 164,008 ounces the previous quarter when the mine processed 183,635 tonnes at an average grade of 28.1 g/t and average recoveries of 98.9%. The change from both prior periods reflected a lower average grade consistent with the Company's previously-stated plan to reduce production in the Swan Zone by increasing mining activities in other, lower-grade, areas of the mine, with the intention of creating a more sustainable operation over a longer period while the Company continues its extensive exploration program.  Production in Q1 2021 exceeded planned levels mainly reflecting grade outperformance in the Swan Zone in March. The Swan Zone accounted for 42% of tonnes milled and 72% of ounces produced in Q1 2021, which compared to 62% and 93%, respectively, in Q1 2020.

Macassa

Production at Macassa in Q1 2021 totalled 47,437 ounces compared to production of 50,861 ounces in Q1 2020 and 52,283 ounces the previous quarter. Production in Q1 2021 resulted from processing 76,231 tonnes at an average grade of 19.8 g/t and average recoveries of 97.9%, which compared to 82,256 tonnes processed in Q1 2020 at an average grade of 19.7 g/t and average recoveries of 97.7% and 74,353 tonnes at an average grade of 22.4 g/t and average recoveries of 97.7% in Q4 2020. The change in production from Q1 2020 reflected lower tonnes processed, while the change from Q4 2020 was mainly due to lower planned grades during Q1 2021 due to mine sequencing.

Detour Lake

Production at Detour Lake in Q1 2021 totalled 146,731 ounces, which involved processing 5,701,704 tonnes at an average grade of 0.87 g/t and average recoveries of 92.2%. Production in Q1 2021 was above target levels and compared to production for the two months in Q1 2020 following the acquisition of Detour Lake on January 31, 2020 of 91,555 ounces, which resulted from processing 3,708,022 tonnes at an average grade of 0.84 g/t and average recoveries of 90.9%. For the full three months of Q1 2020, production totalled 138,051 ounces reflecting the processing of 5,612,618 tonnes at an average grade of 0.84 g/t and average recoveries of 91.1%. Production in Q1 2021 compared to production in Q4 2020 of 153,143 ounces, which involved processing 5,829,230 tonnes at an average grade of 0.89 g/t and average recoveries of 91.8%. The change in production from the previous quarter reflected reduced mill throughput with first quarter processing rates typically the lowest of the year due to seasonal factors. The 5,701,704 tonnes processes in Q1 2021 was a record level for first-quarter processing. Also during Q1 2021, the Detour Lake processing plant achieved a new daily throughput record of 80,339 tonnes on March 24, 2021.

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Holt Complex

Operations were suspended at the Holt Complex effective April 2, 2020 as part of the Company's COVID-19 response and while the Company conducted a strategic review of these assets. In July 2020, the Company announced that the suspension of operations at Holt Complex would be extended until further notice. As a result, there was no production from Holt Complex in Q1 2021 and Q4 2020.  For Q1 2020, production from Holt Complex totalled 28,584 ounces, which resulted from processing 209,126 tonnes at an average grade of 4.6 g/t and average recoveries of 93.4%. The Company has no plans for a future resumption of operations at Holt Complex at the present time.

Qualified Person

Natasha Vaz, P.Eng., Chief Operating Officer, is a "qualified person" as defined in National Instrument 43-101 and has reviewed and approved disclosure of the technical information and data in this News Release.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a senior gold producer operating in Canada and Australia that is targeting 1,300,000 - 1,400,000 ounces of production in 2021. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.kl.gold.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding future production, including estimates and projections with respect to full year guidance, Mineral Reserve growth and the expectation of exploration success at the Company's assets, changes in Mineral Resources and conversion of Mineral Resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements include, but are not limited to, statements with respect to the Company's forward looking production outlook, future exploration potential, project economics, timing and scope of future exploration, anticipated costs and expenditures, anticipating timing and effects of the #4 shaft project, the anticipated overall impact of the Company's COVID 19 response plans including measures taken by the Company to reduce the reduce the spread of COVID 19, and changes in Mineral Resources and conversion of Mineral Resources to proven and probable reserves.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future impacts of the COVID 19 pandemic and government response to such pandemic, the ability of the Company to continue operations at its mine sites in lieu of the pandemic, its ability to reduce the spread of COVID 19 through the implementation of various COVID 19 screening and health and safety protocols and the risk of future shut downs as a result thereof; future development and growth potential of the Company's projects; estimates of future mineral reserves, mineral resources, mineral production, optimization efforts and sales, future exploration activities planned at the Canadian and Australian properties; risks relating to government regulations; risks relating to equity investments; risks relating to first nations and Aboriginal heritage; the availability of infrastructure, energy and other commodities; nature and climactic conditions; currency exchange rates (such as the Canadian dollar and the Australian dollar versus the United States dollar); risks associated with dilution; labour and employment matters; risks associated with the integration of Detour Gold; risks related to various expansion projects, recovery rates, mill throughput, optimization, including the costs and other estimates on which such projections are based; risks in the event of a potential conflict of interest; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form for the year ended December 31, 2020 and financial statements and related MD&A for the  financial years ended December 31, 2020 and 2019, and the three months ended December 31, 2020, filed with the securities regulatory authorities in certain provinces of Canada and available on SEDAR and EDGAR. Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "Inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

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Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ significantly from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the "SEC") applicable to domestic reporting companies. Investors are cautioned that information contained in this Annual Information Form may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director

Phone: +1 416-840-7884

E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@kl.gold

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